Exhibit 99.1

First Patient Dosed in Phase 2 MATISSE Trial of IPH5201 in Early Stage Lung Cancer

  Phase 2 MATISSE trial is evaluating IPH5201, an anti-CD39 blocking monoclonal antibody, in combination with Imfinzi (durvalumab) and chemotherapy in early stage lung cancer
  IPH5201 is developed in collaboration with AstraZeneca

MARSEILLE, France--(BUSINESS WIRE)--June 26, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the first patient was dosed in MATISSE, a Phase 2 multicenter single-arm study (NCT05742607), sponsored by Innate Pharma, evaluating neoadjuvant and adjuvant treatment with IPH5201, an anti-CD39 blocking monoclonal antibody, in combination with durvalumab (anti-PD-L1) and chemotherapy, in treatment-naïve patients with resectable early stage non-small cell lung cancer (NSCLC).

The primary objectives of the study are to assess antitumor activity of neoadjuvant treatment based on pathological complete response (pCR) and safety.

Innate is responsible for conducting the study and shares study costs with AstraZeneca (LSE/STO/Nasdaq: AZN). AstraZeneca supplies clinical trial drugs.

Joyson Karakunnel, MD, MSc, FACP, Chief Medical Officer at Innate Pharma “We are pleased to announce the dosing of a first patient in this Phase 2 study conducted in collaboration with our partner AstraZeneca. The study aims to assess the potential of combining our IPH5201 drug candidate with durvalumab as neoadjuvant treatment with chemotherapy and adjuvant treatment in patients affected by resectable, early stage non-small cell lung cancer. If this combination shows relevant anti-tumor activity while remaining well tolerated, as observed in the previous Phase 1 study, it will be a major step in the development of IPH5201 in this indication.”

Fabrice Barlesi, MD, PhD, Professor of medicine at Paris Saclay University, General Manager of Gustave Roussy and principal investigator of the study added ”Despite the introduction of novel treatment strategies, including immunotherapy with immune checkpoint inhibitors, many patients with resectable, early stage non-small cell lung cancer relapse following treatment leaving an important medical need in this setting. IPH5201 is a potential approach to reduce immunosuppression and promote antitumor immune responses in the tumor microenvironment. We look forward to continued enrollment and future results from this trial.”

More information about the Phase 2 MATISSE trial can be found on clinicaltrials.gov.

Innate received a $5m milestone payment from AstraZeneca when the decision was made to progress IPH5201 to a Phase 2 clinical trial.

About IPH5201:

IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway. CD39 is an extracellular enzyme that is expressed in the tumor microenvironment, on both tumor infiltrating cells and stromal cells in several cancer types. CD39 inhibits the immune system by degrading adenosine triphosphate (ATP) into adenosine monophosphate (AMP), which is then further degraded into adenosine by CD73. By promoting the accumulation of immune-stimulating ATP and preventing the production of immune-suppressive adenosine, the blockade of CD39 may stimulate anti-tumor activity.

About the Innate Pharma-AstraZeneca Multi-Term Agreement:

In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration that included an option agreement for IPH5201, an anti-CD39 blocking monoclonal antibody. As part of the option agreement AstraZeneca paid Innate a $50m upfront payment for the option to the exclusive license to co-develop and co-commercialize IPH5201 and up to $825m in opt-in payments, development and commercial milestones and high-single to double-digit tiered royalties. Innate retains the right to receive profit sharing within the EU.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

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Henry Wheeler
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Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
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